Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,										Three Months Ended December 31,
	2005		2006		2007		2008		2009		2009
Earnings:
Earnings from continuing operations before income taxes	$2,200		2,749		3,178		3,666		2,464		584
Fixed charges	323		313		361		356		365		99
Earnings, as defined	$2,523		3,062		3,539		4,022		2,829		683

Fixed Charges:
Interest expense	$243		225		261		244		244		68
One-third of all rents	80		88		100		112		121		31
Total fixed charges	$323		313		361		356		365		99

Ratio of Earnings to Fixed Charges	7.8	X	9.8	X	9.8	X	11.3	X	7.7	X	6.9	X